VIA FACSIMILE
January 4, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attention:     Joseph Roesler

Re:	Curis, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (“Form 10-K”)

Form 10-Q for Quarter Ended March 31, 2005 (“Form 10-Q”)

File No. 000-30347

Dear Mr. Roesler:

On behalf of Curis, Inc. (“Curis” or the “Company”), set forth below are the Company’s responses to comments contained in a letter dated December 7, 2005 (the “December Letter”) from Jim B. Rosenberg, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Michael P. Gray, Vice President of Finance and Chief Financial Officer of Curis relating to the Company’s Form 10-K and Form 10-Q. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comments in the December Letter and to the headings used in the December Letter.

Form 10-K for the year ended December 31, 2003

Genentech Collaboration Accounting

1.	Refer to our comment number 3 and your response. Please revise your proposed disclosure to clearly state that if one milestone is not considered substantive, then the remaining milestones would also not be considered substantive.

Response:

In response to this comment, the Company has further revised its proposed disclosure in Note 1 (Revenue Recognition), which is attached hereto as Exhibit A. Please be advised that for purposes of the Company’s response to this comment as well as comment No. 2 below, the attached Exhibit A has been marked against the Exhibit A attached to the Company’s response letter to the Staff dated November 23, 2005.

Securities and Exchange Commission

January 4, 2006

2.	Refer to our comment number 4 and your response. We understood from previous discussions that the steering committee services were considered an obligation during the research and development period, but were considered a right after FDA approval. Please address the following in disclosure-type format:

•	Clarify why the steering committee services would not be considered an obligation during the research and development stage for all products developed, not just the two initial products or revise your policy to account for all steering committee services consistently as a separate obligation and deliverable under the contract.

•	Clarify whether or not a change in estimate for your period of revenue recognition would be made if you entered into new product development which included participation on a steering committee.

•	Clarify why the steering committee services become a right after FDA approval.

•	Clarify the term of the steering committee services, any parameters relating to your participation in the steering committee, and whether or not your obligation or participation differs for the initial two products vs. any other products developed during the life of the agreement.

Response:

In response to this comment, the Company has further revised its proposed disclosure in Note 4 (Research and Development Collaborations Entered into After January 1, 2005), which is attached hereto as Exhibit A.

If you require any additional information, please telephone the undersigned at the telephone number indicated above.

Very truly yours,

/s/ Cynthia T. Mazareas / KJ
Cynthia T. Mazareas

Cc:	Michael P. Gray

Exhibit A

(1) REVENUE RECOGNITION

During the third quarter of 2005, the Company updated its disclosure relating to its revenue recognition policies that were previously presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. In addition, in the third quarter of 2005, the Company recorded adjustments identified during the preparation of the financial statements for the quarter to correct errors in recording the fair value of shares issued in connection with our collaborations with Genentech and Wyeth. The shares were valued using a price based on a trailing average of closing prices, pursuant to the terms of the stock purchase agreements. The Company has determined that it should have valued the shares using the quoted market price on the dates of issuance and, as a result, additional paid-in capital was understated and deferred revenues were overstated. The effects of these adjustments was to increase additional paid-in-capital by $1,629,000, decrease noncurrent deferred revenue by $1,169,000 and to reverse $460,000 of revenue in the third quarter of 2005 to correct for the cumulative overstatement of revenues from June 2003 through June 30, 2005. The impact of these errors, if recorded in the periods to which they related, would not effect the net loss per share previously reported by the Company for any prior year or quarter, nor otherwise have a material impact on previously reported financial information. In addition, the Company does not believe that the impact of these adjustments is material to the financial statements for the quarter ended September 30, 2005 or to the projected results of operations for the year ending December 31, 2005.

The Company’s business strategy includes entering into collaborative license and development agreements with biotechnology and pharmaceutical companies for the development and commercialization of the Company’s product candidates. The terms of the agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of clinical development milestones and royalties on product sales. The Company follows the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104 (SAB No. 104), Revenue Recognition, Emerging Issues Task Force (EITF) Issue No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, EITF Issue No. 99-19 (EITF 99-19), Reporting Revenue Gross as a Principal Versus Net as an Agent, and EITF Issue No. 01-9 (EITF 01-9), Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the Company has no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services can be separated or whether they must be accounted for as a single unit of accounting in accordance with EITF 00-21. The Company recognizes up-front license payments as revenue upon delivery of the license only if the license has standalone value and the fair value of the undelivered performance obligations, typically including research or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have standalone value or (ii) have standalone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. The Company recognizes revenue using the relative performance method provided that the Company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measure of performance. Revenue recognized under the relative performance method would be determined by multiplying the total payments under the contract, excluding royalties and payments contingent upon achievement of substantive milestones, by the ratio of level of effort incurred to date to estimated total level of effort required to complete the Company’s performance obligations under the arrangement. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

If the Company cannot reasonably estimate the level of effort required to complete its performance obligations under an arrangement and the performance obligations are provided on a best-efforts basis, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period the Company expects to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement. In addition, if the Company is involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, the Company assesses whether its involvement constitutes a performance obligation or a right to participate. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

•	the milestone payments are non-refundable;

•	achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

•	substantive effort is involved in achieving the milestone;

•	the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,

•	a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

Determination as to whether a milestone meets the aforementioned conditions involves management’s judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above. In addition, the determination that one such payment was not a substantive milestone would prevent the Company from concluding that subsequent milestone payments were substantive milestones and, as a result, any additional milestone payments would also be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable.

Reimbursement of costs is recognized as revenue provided the provisions of EITF 99-19 are met, the amounts are determinable, and collection of the related receivable is reasonably assured.

Royalty revenue is recognized upon the sale of the related products, provided that the royalty amounts are fixed or determinable, collection of the related receivable is reasonably assured and the Company has no remaining performance obligations under the arrangement. If royalties are received when the Company has remaining performance obligations, the royalty payments would be attributed to the services being provided under the arrangement and therefore would be recognized as such performance obligations are performed under either the relative performance or straight line methods, as applicable, and in accordance with these policies as described above.

For revenue generating arrangements where the Company, as a vendor, provides consideration to a licensor or collaborator, as a customer, the Company applies the provisions of EITF 01-9. EITF 01-9 addresses the accounting for revenue arrangements where both the vendor and the customer make cash payments to each other for services and/or products. A payment to a customer is presumed to be a reduction of the selling price unless the Company receives an identifiable benefit for the payment and the Company can reasonably estimate the fair value of the benefit received. Payments to a customer that are deemed a reduction of selling price are recorded first as a reduction of revenue, to the extent of both cumulative revenue recorded to date and of probable future revenues, which include any unamortized deferred revenue balances, under all arrangements with such customer and then as an expense. Payments that are not deemed to be a reduction of selling price would be recorded as an expense.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized during the twelve-month period ended September 30, 2006 are classified as long-term deferred revenue. As of September 30, 2005, the Company has short- and long-term deferred revenue of $2,152,000 and $7,291,000, respectively, related to its collaborations.

(4) RESEARCH AND DEVELOPMENT COLLABORATIONS ENTERED INTO PRIOR TO JANUARY 1, 2005

During the third quarter of 2005, the Company updated certain aspects of its disclosures related to its research and development collaborations entered into prior to January 1, 2005. The updated disclosures are presented within this Note and were previously presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

(a) GENENTECH, INC. JUNE 2003 COLLABORATION

(i) Collaboration Summary

In June 2003, the Company licensed its proprietary Hedgehog pathway technologies to Genentech for human therapeutic use. The primary focus of the collaborative research plan has been to develop molecules that inhibit, or antagonize, the Hedgehog pathway for the treatment of various cancers. The collaboration consists of two programs: the development of a small molecule Hedgehog antagonist formulated for the topical treatment for basal cell carcinoma; and the development of systemically administered small molecule and antibody Hedgehog antagonists for the treatment of certain other solid tumor cancers. Pursuant to the collaboration agreement, Genentech agreed to make specified cash payments, including an up-front payment of $5,000,000, license maintenance fee payments totaling $4,000,000 over the first two years of the collaboration and substantive milestone payments at various intervals during the clinical development and regulatory approval process of small molecule and antibody Hedgehog antagonist product candidates, assuming specified clinical development and regulatory approval objectives are met. In addition, Genentech will pay a royalty on potential future net product sales, which increases with increasing sales volume.

Under the collaboration agreement, the Company has the option to elect to co-develop Hedgehog antagonist products in the field of basal cell carcinoma in the U.S. In January 2005, the Company elected to exercise this co-development option and will now share equally in both U.S. development costs and any future U.S. net profits and/or losses resulting from the development and commercialization of its basal cell carcinoma product candidate. This co-development right includes basal cell carcinoma and any additional indications for which this product candidate may be developed in the U.S. As a result of participating in co-development, the Company will forego U.S. development milestone and royalty payments on potential future U.S. sales of the basal cell carcinoma product candidate. Should the Company determine that it cannot continue funding its equal share of the development expenses, the Company may opt out of the co-development structure and receive certain development and regulatory approval milestones and royalties on sales of the basal cell carcinoma product candidate, should any ever occur. In addition, in certain major international markets, the Company will receive milestones if specific clinical development objectives are achieved and a royalty on any international sales of any basal cell carcinoma product candidate.

Under the systemic Hedgehog antagonist program of the collaboration, Genentech is also obligated to make substantive milestone payments to the Company assuming the successful achievement of clinical development and drug approval objectives. In addition, Genentech will pay a royalty on potential future net product sales, which increases with increasing sales volume.

Unless terminated earlier, the agreement shall expire six months after the later of the expiration of Genentech’s obligation to pay royalties to the Company under the agreement or such time as no activities have occurred under the agreement for a period of twelve months. Early termination provisions are as follows:

(i)	Either the Company or Genentech may terminate the agreement upon sixty days written notice for cause upon either the occurrence of bankruptcy, insolvency, dissolution, winding up, or upon the breach of any material provision of this agreement by the other party, provided such breach is not cured by the other party within the sixty day period following written notice of termination by the other party.

(ii)	Genentech may terminate the agreement without cause, effective no earlier than June 12, 2004, upon six months prior written notice. Genentech may also terminate the agreement solely with respect to a particular compound, indication or country no earlier than June 12, 2004, upon six months prior written notice.

(iii)	If Genentech terminates the agreement for cause, all licenses granted by Genentech to the Company automatically terminate and revert to Genentech and specified licenses granted by Curis to Genentech shall survive so long as Genentech is not then in breach under the Agreement. The consideration for any product that the Company shares gross profits and losses with Genentech through a co-development structure (i.e., the basal cell carcinoma product candidate) will be modified so that the Company will no longer receive its share of gross profits and losses. The Company will instead receive clinical development and drug approval milestones and royalties on product sales for such product.

(iv)	If the Company terminates the agreement for cause or Genentech terminates the agreement without cause, all licenses granted by the Company to Genentech automatically terminate and revert to the Company and specified licenses granted by Genentech to the Company shall survive so long as the Company is not then in breach under the Agreement. At the time of such termination, Genentech shall no longer conduct any development or commercialization activities on any compounds identified during the course of the agreement for so long as such compounds continue to be covered by valid patent claims.

As a result of its licensing agreements with various universities, the Company is obligated to make payments to these university licensors when certain payments are received from Genentech.

In the quarter ended September 30, 2005, the Company recorded an adjustment to correct an error in recording the fair value of shares issued in connection with its collaboration with Genentech. An adjustment was recorded to increase additional paid-in capital by $1,491,000, decrease deferred revenue by $1,072,000 and to reverse $419,000 of revenue to correct for the cumulative overstatement of revenues from June 2003 to June 2005. On June 11, 2003, in connection with the collaboration agreement, the Company sold to Genentech 1,323,835 shares of its common stock. The shares were recorded at a price of $2.644 per share based on a 30-day trailing average of closing prices prior to June 11, 2003, pursuant to the terms of a stock purchase agreement and, therefore, allocated $3,500,000 as stockholders’ equity in the Company’s consolidated balance at December 31, 2003. The fair market value of the Company’s common stock was $3.77 per share on June 11, 2003, as determined by the quoted closing price on the NASDAQ national market. During the third quarter of 2005, the Company determined that it should have ascribed $4,991,000 in value to the common stock, calculated as the $3.77 per share closing price multiplied by 1,323,835 shares sold to Genentech. Consequently, the Company recorded a credit of $1,491,000 to additional-paid-in capital the correct for the understatement in the fair value of the shares issued, a $1,072,000 reduction in deferred revenue to correct for the overstatement of deferred revenue; and a $419,000 reduction in revenue to correct for the cumulative overstatement of revenue. The Company also entered into a registration rights agreement with Genentech pursuant to which, at the request of Genentech, the Company shall use its reasonable best efforts to register the shares of common stock for resale in the future under specified conditions.

(ii) Accounting Summary

The Company considers its June 2003 arrangement with Genentech to be a revenue arrangement with multiple deliverables. The Company’s deliverables under this collaboration include an exclusive license to its Hedgehog antagonist technologies, research and development services for the first two years of the collaboration, and participation on steering committees. The Company applied the provisions of EITF 00-21 to determine whether the performance obligations under this collaboration could be accounted for separately or should be accounted for as a single unit of accounting. The Company determined that the deliverables, specifically, the license, research and development services and steering committee participation, represented a single unit of accounting because the Company believes that the license, although delivered at the inception of the arrangement, does not have stand-alone value to Genentech without the Company’s research and development services and steering committee participation and because objective and reliable evidence of the fair value of the Company’s research and development services and steering committee participation could not be determined.

The Company has attributed the $5,000,000 up-front fee and the $4,000,000 of maintenance fees to the undelivered research and development services and steering committee participation. The Company did not consider the $4,000,000 in maintenance fees to be substantive milestone payments because receipt of the maintenance fee payments did not meet each of the criteria set forth in the Company’s revenue recognition policy related to substantive milestones (See Note 1). The $9,000,000 in total payments is being recognized as revenue over the Company’s performance period under the collaboration, which the Company estimates to be through June 2011. The Company cannot reasonably estimate the total level of effort required over the performance period and, therefore, is recognizing the $9,000,000 on a straight-line basis over the performance period.

The Company’s ongoing performance obligations under this collaboration consist of participation on two steering committees. The development of Hedgehog antagonist product candidates are generally managed by the Joint Steering Committee, with the development of any product that is being co-developed by Genentech and Curis being managed by a Co-Development Steering Committee. Under the terms of the collaboration agreement, the Company is obligated to serve on the steering committees as long as any Hedgehog antagonist covered under the collaboration is being developed or commercialized, including during the period while the first two Hedgehog antagonists currently under development continue to be developed and/or commercialized and during the period in which any subsequent Hedgehog antagonist product candidates are developed and/or commercialized. Accordingly, separate steering committees will not be established for subsequent product candidates under development. Rather, the same steering committees will continue in operation as long as any Hedgehog antagonist covered under the collaboration is being developed or commercialized. The steering committees are comprised of an equal number of employees from the Company and Genentech. Each member of the steering committees receives the right to cast one vote, but Genentech has the final decision making authority in most matters.

The Company’s steering committee participation under the Hedgehog antagonist collaboration with Genentech is expected to be longer than its steering committee participation under the Company’s other collaborations. Under its other collaborations, including its other collaboration with Genentech, the Company’s steering committee obligations typically end on or about the date that the Company’s obligations to provide research and development services have been completed. The Company believes that it was able to negotiate for a longer period of steering committee participation in its Hedgehog antagonist arrangement with Genentech since, at the June 2003 collaboration effective date, the Company was negotiating with other pharmaceutical companies that were also interested in licensing the Company’s Hedgehog antagonist technologies. The Company believes that its extended participation on the steering committees under the 2003 Genentech collaboration may provide the Company with added beneficial insight into the clinical development and commercialization plans for the Hedgehog antagonist compounds, which the Company believes would be a significant benefit to the Company.

While, under the terms of the collaboration agreement the Company is obligated to serve on steering committees as long as any Hedgehog antagonist covered under the collaboration is being developed or commercialized, the Company’s estimated performance obligation ends in June 2011. June 2011 is the date on which the Company estimates that the first products under each of the two programs under the collaboration may receive regulatory approval, if at all, including the first-approved small molecule Hedgehog antagonist formulated for the topical treatment for basal cell carcinoma; and the first-approved systemically administered small molecule and/or antibody Hedgehog antagonists for the treatment of certain other solid tumor cancers. The company believes that although its steering committee involvement continues to be a contractual obligation throughout its collaboration with Genentech, its steering committee involvement ceases to be a performance obligation when the Company’s expertise is no longer needed to advance products under the collaboration. From that point forward, the Company’s involvement in the steering committees is viewed as a right of the Company. Once the Company’s expertise is no longer needed to advance products under the collaboration, the Company believes that its continued participation in the steering committees provides no on-going benefit to Genentech but is of on-going benefit to the Company.

While the Company has a contractual obligation to participate on the steering committees as long as any Hedgehog antagonist covered under the collaboration is being developed or commercialized, the Company believes that it will provide significant contributions as a result of its steering committee services only through the date on which the first Hedgehog antagonist products in both the basal cell carcinoma and systemic Hedgehog agonist programs receive regulatory approval for commercial sale by the FDA, which the Company estimates to be June 2011. The Company has no manufacturing or selling capabilities and, as such, believes that its participation in the steering committees after regulatory approval would be inconsequential and would not represent a performance obligation. Genentech may elect to develop other Hedgehog antagonist compounds in which case Genentech would be required to make developmental milestone and royalty payments for such compounds and the Company would be obligated to participate in the steering committee overseeing the development of such compounds. However, the Company believes that Genentech will have sufficient expertise in the Hedgehog pathway by June 2011 to develop any other Hedgehog compounds without Curis’ involvement. Accordingly, the Company believes that the Company’s steering committee participation after June 2011 is likely to be of inconsequential benefit to Genentech and would no longer constitute a performance obligation. The Company intends to continue to review its estimated period of steering committee performance obligations as events and circumstances change, and intends to change its estimated period of performance obligations if it determines in a future period that such a change is necessary. Should Genentech elect to develop additional Hedgehog antagonist compounds, the Company will assess whether such an election would change the Company’s estimated performance period under the collaboration. If the Company believes that such an election causes the Company’s participation in the steering committee to become a substantive performance obligation that extends beyond June 2011, the Company will change its period of revenue recognition under the arrangement in the period such change in judgment is made.

In July 2004, the Company received the first maintenance fee payment in the amount of $2,000,000. The second $2,000,000 maintenance payment was replaced by a $2,000,000 payment for research services in December 2004 as part of an amendment to the collaboration in December 2004. The Company considers the December 2004 amendment to be a separate agreement and unit of accounting from the June 2003 agreement, however, because the $2,000,000 payment received in December 2004 was paid to the Company in exchange for research services conducted prior to the execution of the December 2004 agreement, the Company determined it would amortize this payment over the remaining period in which the Company expects to fulfill its performance obligations under the collaboration (e.g., June 2011).

The Company views the clinical development and drug approval milestones under this collaboration with Genentech to be substantive milestones since the successful achievement of these milestones meets each of the criteria set forth in the Company’s revenue recognition policy related to substantive milestones. Should the company ever successfully achieve any clinical development or drug approval milestones under this collaboration agreement, any related milestone payments would be recorded as revenue upon achievement of the milestone in “Substantive milestones” in the Revenues section of its Consolidated Statement of Operations.

During the third quarter of 2005, the Company recorded a cumulative adjustment reduction to its License fee revenue of $419,000. This cumulative adjustment was recorded to correct to license revenues that it had previously recorded relating to $1,491,000 in consideration that had been allocated to the $5,000,000 up-front license payment. As noted above, this consideration was reclassified from its deferred revenue to its additional-paid-in capital accounts. As a result of a cumulative adjustment, the Company recorded negative revenues related to the license and maintenance fees of $206,000 during the third quarter of 2005. During the nine-month periods ended September 30, 2005, the Company recorded $340,000 in license revenues. These amounts are included in “License fees” in the Company’s Revenues section of its Consolidated Statement of Operations.

The Company considered the provisions of EITF 99-19 and recorded $91,000 and $130,000, respectively, during the three- and nine-month periods ended September 30, 2005, as revenue related to expenses incurred on behalf of Genentech that were paid by the Company and for which Genentech is obligated to reimburse the Company. The Company will continue to recognize revenue for expense reimbursement as such expenses are incurred, provided that such expense reimbursement meets the revenue criteria established under EITF 99-19.

The Company’s right to co-develop the Hedgehog antagonist products in the field of basal cell carcinoma was not considered a deliverable under EITF 00-21 and was exercisable only at the Company’s option and, therefore, did not impact the initial accounting for this arrangement. As a result of its decision to exercise its right to co-development the basal cell carcinoma product candidate, the Company expects to make significant cash payments to Genentech during the period of clinical development. The Company has recorded $819,000 and $5,698,000, respectively, in co-development payments to Genentech for the three- and nine-months periods ended September 30, 2005, as contra-revenues at its Consolidated Statement of Operations. The Company will follow the provision of EITF 01-09 and expects to record its future co-development payments first as a reduction of revenue, to the extent of both cumulative revenue recorded to date and of probable future revenues, which includes any unamortized deferred revenue balances, under all arrangements with such customer and then as an expense.

A-10